Mail Stop 3561

December 30, 2008

Maxine Clark
Chairman of the Board and Chief Executive Bear
Build-A-Bear Workshop, Inc.
1954 Innerbelt Business Center Drive
St. Louis, Missouri 63114

> **Re: Build-A-Bear Workshop, Inc.**
> **Form 10-K for the Fiscal Year Ended December 29, 2007**
> **Filed March 13, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 8, 2008**
> **Form 10-Q for the Fiscal Quarter Ended September 27, 2008**
> **Filed November 6, 2008**
> **File No. 001-32320**

Dear Ms. Clark:

        We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for Fiscal Year Ended December 29, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies, page 37

1.   Please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates, including such factors as how you arrived at the estimate(s), how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. We specifically refer you to your disclosures regarding inventory, long-lived assets and goodwill, as these are material assets to your company and the realization of these assets may involve more uncertainty than usual given the current economy. In your discussion of goodwill, please also explain how you identified your reporting units and provide insight into the assumptions used to determine the fair value of the reporting units. Please refer to Section V of our Release No. 33-8350.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 38

2.   We note your discussion of international store locations throughout your filing. Please tell us why you did not comment on foreign exchange risk under this heading. If you did not address this risk because you believe it is not material, please explain to us in reasonable detail how you reached that conclusion.

Notes to Consolidated Financial Statements

Note 2(l). Deferred Rent, page 51

3.   We note your reference in Note 2(f) to new store construction prior to commencing store operations. With reference to FSP FAS13-1, please explain to us how you consider the construction period prior to commencing store operations when determining lease terms and whether you recognize rental expense during the construction period. Also tell us how you considered disclosing your

accounting policy for these matters, either here or another appropriate place in your footnotes.

Note 3. Business Acquisition, page 54

4.   Please clarify the purchase price of your acquisition on April 2, 2006, called the U.K. Acquisition. At the bottom of page 54, you have disclosed the cash purchase price as $39.6 million plus the forgiveness of a $4.5 million note receivable and the related accrued interest. Then, in the purchase price allocation table at the top of page 55, the total purchase price is $42.050 million. In the Form 8-K/A filed with us on January 23, 2008, the total purchase price was disclosed as approximately $41.1 million, including the note receivable and related accrued interest. Please explain these differences to us, and if appropriate, please revise future filings for this matter.

5.   In the purchase price allocation table at the top of page 55, goodwill related to the U.K. Acquisition is disclosed as $35.641 million. However, in Note 6, the amount of goodwill recorded at the time of the U.K. Acquisition is disclosed as $37.127 million. Please explain these differences to us, and if appropriate, please revise future filings for this matter.

Note 9. Income Taxes, page 57

6.   In the table showing the components of the deferred tax assets at the bottom of page 57, the total net deferred tax asset is $6.205 million for 2007 and $3.324 million for 2006. On the balance sheet, deferred tax assets are $3.606 million for 2007 and $2.388 million for 2006. Please explain these differences to us, and if appropriate, please revise future filings for this matter.

Note 17. Investment in Affiliate, page 63

7.   We read that you account for your investment in RidemakerZ on the equity method, and we also read that due to the structure of your investment in RidemakerZ, no income or loss allocations were recorded in 2007 or 2006. Please explain to us in reasonable detail how this is appropriate under the equity method of accounting and APB 18, or other relevant GAAP literature.

Note 19. Segment Information, page 63

8.   Based on your current disclosures, it is unclear to us whether your operating segments are the same as your reportable segments or whether you have aggregated multiple operating segments into your reportable segments. Please explain this matter to us in more detail. If you have not aggregated multiple

operating segments into your "Retail" reportable segment, please explain to us in reasonable detail how your Chief Operating Decision Maker is able to effectively manage an international retailer with over 300 store locations on a consolidated basis without regularly reviewing financial information at any lower level of detail. Please revise future filings to clarify whether you aggregate multiple operating segments consistent with paragraph 26(a) of SFAS 131.

Exhibits - General

9.   In your proxy statement under the heading "Related Party Transactions—Store Fixtures and Furniture" on page 11, you disclose information about your payments to NewSpace, Inc. for fixtures for new stores and furniture for your corporate offices. Please confirm that you will file your agreement with NewSpace, Inc. (or the form of agreement if you enter into separate agreements for the purchase of fixtures for each new store or furniture for your corporate offices), as an exhibit to your next periodic or current report or explain to us why it is not appropriate to do so.

Exhibits 31.1 and 31.2

Rule 13a-14(a)/15d-14(a) Certifications

10.   We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in Item 601(b)(31) of Regulation S-K. In this regard, your certifications do not track the text of Item 601(b)(31) of Regulation S-K in number 5. We note similar alterations to the certifications filed with the Forms 10-Q filed with us on May 8, 2008, August 6, 2008 and November 6, 2008. Please confirm you will revise in future filings.

Definitive Proxy Statement on Schedule 14A

Related Party Transactions, page 11

11.   Please disclose the relevant terms of your sublease agreement with NewSpace, Inc. or explain to us why it is not appropriate to do so.

Executive Employment and Severance Agreements, page 27

12.   While the Commission has not mandated tabular disclosure of potential post-employment payments, we encourage you to present this information in a tabular format so that investors may assess clearly the amount of compensation to be received under the various scenarios that would lead to a named executive

officer's termination. Please refer to Section VI of Securities Act Release
No. 33-8732A.

Form 10-Q for the Fiscal Quarter Ended September 27, 2008

Financial Statements for the Period Ended September 27, 2008

Goodwill

13.   We note from your balance sheet that goodwill decreased from December 29,
        2007 to September 27, 2008, and we have the following comments:

    •   Please tell us why the balance for goodwill decreased. Also tell us how
            you considered providing the disclosures indicated in paragraph 45(c) of
            SFAS 142 or otherwise clarifying to your investors why this change
            occurred.

    •   Please tell us how you considered whether the continuing worsening
            economy during 2008, and the resulting adverse impact on your results,
            indicated that an interim test of goodwill for impairment should be
            performed as contemplated by paragraph 28 of SFAS 142. In this regard,
            based on your disclosures, we assume that you concluded that no interim
            test was needed, and we are requesting more information about how you
            reached this conclusion.

    •   If you have completed your annual impairment test of goodwill for 2008,
            please provide us with a copy of your impairment test and, if not obvious
            from the information provided to us, explain to us the significant
            assumptions that you made in this test and how such assumptions differ, if
            at all, from the assumptions used in your annual 2007 impairment test.

                                    * * * * *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. If you amend one of your filings, you may
wish to provide us with marked copies of the amendment to expedite our review. Please
furnish a letter that keys your responses to our comments and provides any requested
information. Detailed letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in these filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information

investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director